

SECURITIES AND EXCHANGE COMMISSION

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ANNUAL AUDITED REPORT
FORM X-17a-5 (A)
PART III

SEC FILE NUMBER
8- 52175



SEC MAIL
RECEIVED
DEC 16 2003
WASH. D.C.

FACING PAGE
Information Required of Brokers and ealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 4/1/2002 AND ENDING 3/31/2003

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER

Introducing Broker's Alliance, Inc.
D/B/A Introducing Brokers Alliance, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPLE PLACE OF BUSINESS: (Do not use P.O. Box No.)

190 S. LaSalle Street, Suite 700
(No. and Street)

CHICAGO	IL	60603
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MICHAEL KILLIAN	(312) 775-3466
(Name)	(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*



PROCESSED
JAN 07 2004
THOMSON FINANCIAL

DiMaggio, Veraja & Company, LLC
(Name - if individual state last, first, middle names)

567 James Court	Glendale Heights	IL	60139
(Street)	(City)	(State)	(Zip Code)

CHECK ONE

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

INTRODUCING BROKER'S ALLIANCE, INC.
D/B/A INTRODUCING BROKERS ALLIANCE, INC.

COMPUTATION OF NET CAPITAL AND AGGREGATE INDEBTEDNESS PER UNIFORM NET CAPITAL RULE 15C3-1 AND CFTC REGULATION 1.17 (A)(1)(ii)


SEC MAIL PROCESSING
RECEIVED
DEC 16 2003
WASH, D.C.
SECTION

AS OF MARCH 31, 2003

COMPUTATION OF NET CAPITAL			
Total shareholders' equity		$	58,674
Deductions:			
Nonallowable assets			(52,470)
NET CAPITAL		$	6,204
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT			
Minimum net capital requirement (6 2/3% of total aggregate indebtedness		$	-
Minimum dollar net capital requirement		$	5,000
Net capital requirement		$	5,000
COMPUTATION OF AGGREGATE INDEBTEDNESS			
Total liabilities		$	-
Percentage of Aggregate Indebtedness to Net Capital		$	0%

RECONCILIATION WITH COMPANY'S COMPUTATION (INCLUDED IN PART IIA OF FORM X-17A-5 AS OF MARCH 31, 2003

Net Capital, as reported in Company's Part IIA (unaudited FOCUS Report		$	6,204
Total Shareholder's Equity per unaudited focus report	(156,284)		
Total Shareholder's Equity per audited financial statements	58,674		
Difference			(97,610)
Nonallowable assets per unaudited focus report	97,610		
Nonallowable assets per audited financial statements	-		
Difference			97,610
Explanation: An account receivable, initially classified in company's unaudited focus report as a nonallowable asset, was subsequently written off during the audit as collection of this receivable is believed doubtful.			-
Net Capital, per audited financial statements above		$	6,204

See accompanying auditors' report